Corriente Resources Inc.
(A Development Stage Enterprise)

Interim Consolidated Financial Statements
For the three-month period ended March 31, 2010
(expressed in Canadian dollars)

(Unaudited)

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Balance Sheets
(Unaudited)
(expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$61,923	$69,420
Accounts receivable and prepayments	89	72
Convertible loan (note 7)	1,420	1,292
	63,432	70,784
Non-current assets
Mineral properties (note 3)	113,925	109,038
Equipment (note 4)	1,207	1,198
Other assets (note 5)	2,477	2,347
	117,609	112,583
TOTAL ASSETS	$181,041	$183,367
Liabilities
Current liabilities
Accounts payable relating to mineral properties	$1,445	$802
Other accounts payable and accrued liabilities	33	690
	1,478	1,492
Shareholders’ Equity
Share capital	236,391	236,391
Options (note 6 (c))	8,886	8,380
Contributed surplus	1,718	1,718
Deficit	(67,432)	(64,614)
	179,563	181,875
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$181,041	$183,367

Nature of operations and offer to purchase the company – note 1 Commitments – note 3 Measurement uncertainty – notes 3 and 7

Approved by the Board of Directors

“Kenneth Shannon” Director	“Dale Peniuk” Director

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Changes in Shareholders’ Equity
For the three-month period ended March 31, 2010
(Unaudited)
(expressed in thousands of Canadian dollars, except for number of shares)

	Common Shares
						Total
		Share		Contributed		Shareholders’
	Number	Capital	Options	Surplus	Deficit	Equity

Balance at December 31, 2008	75,302,393	$235,996	$4,718	$1,472	$(48,648)	$193,538
Common shares issued for cash pursuant to exercise of options (note 6 (c))	47,500	141	–	–	–	141
Grant-date fair value of options exercised (note 6 (c))	–	254	(254)	–	–	–
Grant-date fair value of vested options forfeited (note 6 (c))	–	–	(246)	246	–	–
Stock based compensation on unexercised options (note 6 (c))	–	–	4,162	–	–	4,162
Loss for the year ended December 31, 2009	–	–	–	–	(15,966)	(15,966)
Balance at December 31, 2009	75,349,893	$236,391	$8,380	$1,718	$(64,614)	$181,875
Stock based compensation on unexercised options (note 6 (c))	–	–	506	–	–	506
Loss for the period ended March 31, 2010	–	–	–	–	(2,818)	(2,818)
Balance at March 31, 2010	75,349,893	$236,391	$8,886	$1,718	$(67,432)	$179,563

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Loss (Earnings) and Comprehensive Loss (Income)
(Unaudited)
(expressed in thousands of Canadian dollars, except for per share amounts and number of shares)

	Three months ended March 31,

	2010	2009

Administration expenses
Salaries, benefits and stock-based compensation	$455	$850
Corporate development and shareholder expenses	332	166
Legal, accounting and regulatory	124	165
Office and related	76	76

	987	1,257

Other loss (income)
Foreign exchange loss (gain)	1,898	(2,747)
Interest income (note 7)	(37)	(301)
Management fees (note 7)	(30)	(30)

	1,831	(3,078)

Loss (earnings) and comprehensive loss (income) for the period	$2,818	$(1,821)

Loss (earnings) per share
Basic and diluted	$0.04	$(0.02)

Weighted average number of shares outstanding
Basic	75,349,893	75,302,393

Diluted	75,349,893	75,497,142

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Cash Flows
(Unaudited)
(expressed in thousands of Canadian dollars)

	Three months ended March 31,

	2010	2009

Cash flows from (applied to) operating activities
Earnings (loss) for the period	$(2,818)	$1,821
Items not affecting cash
Stock-based compensation (note 6 (c))	215	340
Accrued management fees (note 7)	(30)	(30)
Accrued interest receivable on convertible loan (note 7)	(19)	(14)
Depreciation	7	7

Changes in non-cash working capital
Accounts receivable and prepayments	(17)	33
Accounts payable and accrued liabilities	(657)	343

	(3,319)	2,500

Cash flows from (applied to) investing activities
Mineral property costs	(3,987)	(3,448)
Convertible loan	(78)	(50)
Other assets	(58)	(61)
Equipment	(55)	(7)
Investments	–	28,612

	(4,178)	25,046

Increase (decrease) in cash and cash equivalents	(7,497)	27,546

Cash and cash equivalents – beginning of period	69,420	18,540
Cash and cash equivalents – end of period	$61,923	$46,086

Supplemental cash flow information (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three-month period ended March 31, 2010
(expressed in Canadian dollars unless otherwise noted)

1	Nature of operations and offer to purchase the company

Corriente Resources Inc. and its subsidiaries (collectively, “Corriente” or “the company”) are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be a development stage enterprise.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, the ability of the company to obtain financing to complete its development and future profitable operations or sale of the properties. The investment in and expenditures on mineral properties comprise a significant portion of the company’s assets.

On December 28, 2009, the company announced that it had signed a definitive agreement (the “Support Agreement”) with CRCC-Tongguan Investment Co., Ltd. (the “Offeror”), Tongling Nonferrous Metals Group Holdings Co., Ltd. ("Tongling") and China Railway Construction Corporation Limited ("CRCC"), under which the Offeror has agreed to make an offer to acquire all of the company’s outstanding shares (the “Offer”) for $8.60 per share in cash, equivalent to approximately $679 million on a fully-diluted basis.

On February 1, 2010, the Offeror’s formal offer and take-over bid circular was mailed to shareholders, together with the company’s directors’ circular (the “Offer Circulars”), which included the unanimous recommendation of Corriente’s Board of Directors that shareholders accept the Offer. On March 24, 2010, the Offeror announced that the initial March 25, 2010 expiry date of the Offer was being extended to April 28, 2010. Subsequently on April 26, 2010, the Offeror announced that the April 28, 2010 expiry date of the Offer was being extended to 5:00 pm (Pacific Time) on May 28, 2010. The Offer is subject to a number of conditions which are set out in the Offer Circulars.

2	Significant accounting policies

Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the company’s audited annual consolidated financial statements including the notes thereto for the year ended December 31, 2009.

The accounting policies followed by the company are set out in note 2 to the audited annual consolidated financial statements for the year ended December 31, 2009 and have been consistently followed in the preparation of these unaudited interim consolidated financial statements.

3	Mineral properties

Corriente Copper Belt, Ecuador

Under various agreements signed and completed with certain Ecuadorian subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton’s mineral properties located in the Rio Zamora copper porphyry district (the Corriente Copper Belt) in southeast Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these mineral properties are subject to a 2% Net Smelter Royalty (“NSR”) payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three-month period ended March 31, 2010
(expressed in Canadian dollars unless otherwise noted)

Following is a summary of the company’s deferred mineral property expenditures for its mineral properties located in the Corriente Copper Belt:

	in thousands of Canadian dollars
	Mirador/
	Mirador	Panantza/
	Norte	San Carlos	Other	Total
Balance December 31, 2008	$81,475	$8,861	$4,153	$94,489
Property acquisition costs and concession fees	341	172	68	581
Deferred exploration and development costs	12,166	1,522	280	13,968
Balance December 31, 2009	93,982	10,555	4,501	109,038
Property concession fees	72	3	–	75
Deferred exploration and development costs	4,154	605	53	4,812
Balance March 31, 2010	$98,208	$11,163	$4,554	$113,925

Other

The balance comprises the expenditures incurred to March 31, 2010 to develop the La Florida, San Luis, San Marcos, San Miguel and Sutzu copper exploration targets in the Corriente Copper Belt, and the company’s proposed concentrate shipping port facility in Machala, Ecuador.

Measurement uncertainty

On January 29, 2009, a new Mining Law was enacted which, together with the Regulations to the Mining Law signed by the President of Ecuador on November 4, 2009, establishes the new legal framework for mining in Ecuador. However, the terms and conditions of the Exploitation Agreements which will cover the final development and production phases of a mining project have yet to be developed, creating some uncertainty regarding the future of the mining industry in Ecuador.

To date, the company’s discussions with the Ministry of Non-Renewable Natural Resources (“MNNR”, formerly the Ministry of Mining and Petroleum) and legal counsel have not identified any conditions that would result in a determination of a material impairment in the carrying value of the company’s concessions.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three-month period ended March 31, 2010
(expressed in Canadian dollars unless otherwise noted)

4	Equipment

The following table summarizes information about equipment as at March 31, 2010:

	in thousands of Canadian dollars

	March 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Computer	$1,028	$914	$114	$990	$914	$76
Construction barge facility	640	93	547	640	87	553
Software fees and licences	412	412	–	412	412	–
Office	422	205	217	412	197	215
Vehicles	348	241	107	362	230	132
Communications	293	161	132	286	155	131
Field equipment	112	60	52	112	59	53
Building	27	–	27	27	–	27
Land	11	–	11	11	–	11

	$3,293	$2,086	$1,207	$3,252	$2,054	$1,198

5	Other assets

The following table summarizes information about other assets as at March 31, 2010:

	in thousands of Canadian dollars
	March 31,	December 31,
	2010	2009
EIA security deposits	$1,937	$2,004
Advances on mineral property expenditures	540	343
	$2,477	$2,347

Under the new legislative and regulatory framework which the Government of Ecuador implemented for the mining industry in 2009, the MNNR is responsible for the Environmental Impact Assessment (“EIA”) process. An EIA is required before any single stage of work (e.g., initial exploration, advanced exploration, construction and operation) can proceed for a mining project in Ecuador. The Ministry of Environment of Ecuador (“MAE”) has taken over responsibility for the Environmental Management Plan (“EMP”) component of the EIA, and as a result, the guarantee that is required to secure the obligations of a project’s EIA is now required to be issued in favour of the MAE. The amount of the required guarantee is reviewed annually by the MAE in conjunction with the MAE’s annual audit of the company’s EMP’s.

To secure the company’s project guarantees, which have been issued by a US bank, the company is required to have cash deposits in place, which vary in amount depending upon the related project’s stage of development and the bank’s guarantee deposit requirements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three-month period ended March 31, 2010
(expressed in Canadian dollars unless otherwise noted)

For the Mirador Project, the company has a cash deposit in place at March 31, 2010 in the amount of US$1,210,000 ($1,229,000) (December 31, 2009 – $1,275,000) as security for the guarantee in favour of the MAE against the company’s obligations under the Mirador Project EIA. For the Panantza-San Carlos Project, a cash deposit in the amount of US$447,000 ($454,000) (December 31, 2009 – $470,000) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Panantza-San Carlos Project EIA. For the Machala Port, a cash deposit in the amount of US$250,000 ($254,000) (December 31, 2009 – $259,000) is in place as security for the guarantee in favour of the MAE against the company’s obligations under the Machala Port EIA.

Advances on mineral property expenditures include payments to contractors and suppliers made pursuant to supply agreements prior to the contracted goods and services being provided.

6	Share capital

a)	Authorized

Unlimited common shares, without par value

b)	Issued

See Consolidated Statements of Changes in Shareholders’ Equity.

c)	Stock options

The company has in place an incentive stock option plan dated November 1996, last amended April 18, 2006 (the “Option Plan”) for directors, officers, employees and consultants to the company and its subsidiaries. The Option Plan provides that the directors of the company may grant options to purchase common shares (“Options”) on terms that the directors may determine, within the limitations of the Option Plan. The number of common shares available for the Options under the Option Plan and all other share compensation arrangements of the company is set at a rolling maximum number that shall not be greater than 10% of the company’s current outstanding number of shares outstanding at any given time. The exercise price of the Option cannot be lower than the closing market price of the shares on the trading day immediately prior to the date of grant of the Option. As at March 31, 2010, Options to purchase a total of 3,572,500 (December 31, 2009 – 3,572,500) shares were outstanding and 2,361,887 (December 31, 2009 – 2,220,939) of the outstanding Options had vested.

Options granted have the following vesting provisions:

•	Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company’s Directors.

•	Options granted to subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s Directors.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three-month period ended March 31, 2010
(expressed in Canadian dollars unless otherwise noted)

For the three-month period ended March 31, 2010, the company recognized a stock-based compensation charge of $506,000 (2009 – $617,000), of which $189,000 (2009 – $340,000) is included in salaries, benefits and stock-based compensation, $26,000 (2009 – $Nil) is included in corporate development and shareholder expenses and $291,000 (2009 – $277,000) is capitalized in mineral properties.

There were no Options granted during the three-month period ended March 31, 2010. The weighted average fair value of Options granted during the three-month period ended March 31, 2009 was $2.08 per share, as estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Three-month periods
	ended March 31,
	2010	2009

Risk-free interest rate	N/A	1.55%
Expected dividend yield	N/A	–
Expected stock price volatility	N/A	68%
Expected option life in years	N/A	4.25

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

A summary of changes to the Options outstanding and exercisable during the three-month periods ended March 31, 2010 and 2009 is as follows:

	2010		2009
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding – beginning of period	3,572,500	$4.98	2,910,000	$4.52
Granted	–	–	300,000	3.89
Exercised	–	–	–	–
Forfeited	–	–	(115,000)	4.68

Options outstanding – end of period	3,572,500	$4.98	3,095,000	$4.45

Options exercisable – end of period	2,361,887	$4.54	1,612,508	$4.32

In accordance with the terms of the Option Plan, all unvested Options will be vested prior to the expiry of the Offer (note 1) in order to allow their holders to conditionally exercise the Options and tender the shares issued on exercise to the Offer (the “Option Shares”).

Although Options may be exercised conditional on the Offeror taking up the shares deposited under the Offer, the Optionholder must pay in full the exercise price of the Options before the Option Shares can be issued and deposited under the Offer. In order to facilitate the exercise of the Options, the company will make available to the Optionholders an optional short-term loan facility (the “Loan Facility”) intended to bridge the gap between an Optionholder’s payment to the company of the exercise price for their Option Shares, and their receipt of the purchase price for the Option Shares tendered to the Offer.

Should the Offer not close, the exercise of these Options would be reversed, any Loan Facility obligation cancelled and the Options would all be fully vested.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three-month period ended March 31, 2010
(expressed in Canadian dollars unless otherwise noted)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2010:

		Outstanding			Exercisable
				Weighted			Weighted
			Weighted	average		Weighted	average
Year	Range of	Number of	average	remaining	Number of	average	remaining
of	exercise	options	exercise	contractual	options	exercise	contractual
Expiry	prices	outstanding	price	life (years)	exercisable	price	life (years)
2010	$2.27 – 2.27	325,000	$2.27	0.3	325,000	$2.27	0.3
2011	4.50 – 5.50	914,375	5.15	1.1	886,252	5.15	1.1
2012	3.66 – 4.90	710,000	4.35	2.0	581,565	4.42	2.1
2013	4.60 – 5.41	798,125	4.92	3.0	443,441	4.88	3.0
2014	3.89 – 7.92	825,000	6.45	4.0	125,629	5.51	3.9
	$2.27 – 7.92	3,572,500	$4.98	2.3	2,361,887	$4.54	1.8

7	Related party transactions and balances

In June 2007, the company completed the spin-off of its Caya 36 and Piedra Liza gold target assets to Q2 Gold Resources Inc. (“Q2 Gold”) by means of a Plan of Arrangement (the “Arrangement”). Q2 Gold has common officers and a common Board of Directors, except that Q2 Gold has one additional director who is independent of Corriente.

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a collateralized, interest-bearing convertible loan agreement dated April 23, 2007, pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 including accrued interest, to be advanced in instalments (the “Convertible Loan”). By amendments dated September 25, 2008 and December 3, 2009, the maximum facility amount of the Convertible Loan was increased from $750,000 to $1,500,000 and the maturity date ultimately extended to December 31, 2010. No payments were made to the company by Q2 Gold in exchange for the extensions.

The Convertible Loan principal and unpaid interest are due on the earlier of December 31, 2010 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any portion of the outstanding Loan at any time prior to maturity or conversion. The company believes the conversion feature of the Convertible Loan is not material, therefore recognition and measurement of the embedded derivative is not being presented.

The current state of financial markets and the early-stage nature of Q2 Gold’s exploration assets makes it uncertain that Q2 Gold will be able to raise the necessary debt or equity capital to repay the Convertible Loan prior to maturity. In the event of any default in the repayment of the Convertible Loan, the Q2 Gold assets which collateralize the Convertible Loan would become property of the company in accordance with the terms of the agreement. Management believes that the Q2 Gold assets would have a fair value greater than or equal to the current carrying value of the Convertible Loan. Significant changes in the fair value of the underlying assets could have an impact on the company up to a maximum of the carrying value of the Convertible Loan.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three-month period ended March 31, 2010
(expressed in Canadian dollars unless otherwise noted)

Corriente also provides certain non-technical management services to Q2 Gold which include, but are not limited to, office, general accounting, administrative and shareholder services, pursuant to a management services agreement (the “Agreement”). The Agreement provides for a fee of $10,000 per month for such services, which is accrued pursuant to the Convertible Loan.

For the three-month period ended March 31, 2010, the company accrued $30,000 (2009 – $30,000) and $19,000 (2009 – $14,000) in respect of administrative services and accrued interest on the Convertible Loan, respectively.

The foregoing related party transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties.

At March 31, 2010, the balance of the Convertible Loan receivable from Q2 Gold, including management fees and accrued interest, was $1,420,000 (December 31, 2009– $1,292,000).

8	Segmented information

The company operates within a single operating segment, which is the exploration and development of copper mineral properties. The company’s mineral property interests are in Ecuador, as set out in note 3.

Geographic segmentation of the company’s assets is as follows:

	in thousands of Canadian dollars

	March 31, 2010			December 31, 2009

	Canada	Ecuador	Total	Canada	Ecuador	Total

Cash and cash equivalents	$59,368	$2,555	$61,923	$66,927	$2,493	$69,420
Accounts receivable and prepayments	89	–	89	72	–	72
Convertible loan	1,420	–	1,420	1,292	–	1,292
Mineral properties	–	113,925	113,925	–	109,038	109,038
Equipment	103	1,104	1,207	106	1,092	1,198
Other assets	125	2,352	2,477	–	2,347	2,347

	$61,105	$119,936	$181,041	$68,397	$114,970	$183,367

Substantially all of the consolidated statements of loss (earnings) and comprehensive loss (income) for the three-month periods ended March 31, 2010 and 2009 reflect the Canadian operations.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
(Unaudited)
Three-month period ended March 31, 2010
(expressed in Canadian dollars unless otherwise noted)

9	Supplemental cash flow information

Cash and cash equivalents comprise the following:

	in thousands of Canadian dollars

	March 31,	December 31,
	2010	2009

Cash on hand and balances with banks	$2,816	$6,234
Short-term investments, with maturity dates less than 90 days at acquisition	59,107	63,186

	$61,923	$69,420

At March 31, 2010 and December 31, 2009, the company’s short-term investments are invested in Canadian chartered bank overnight and short-term deposits with R1-High investment ratings (DBRS) that are easily liquidated. The company has no investments in asset-backed commercial paper.

During the three-month periods ended March 31, 2010 and 2009, the company’s significant non-cash investing activities were as follows:

	in thousands of Canadian dollars
	2010	2009
Stock-based compensation included in mineral properties	$291	$277
Depreciation included in mineral properties	$40	$133
Change in other assets and accounts payable and accrued liabilities relating to mineral properties	$571	$(370)